Hello Friend,

Thank you for all of your support and encouragement as we work to open a women's sports bar in San Francisco. We have been working hard to make Rikki's a reality and are very excited to share with you the launch of our community fundraise and upcoming public brand launch party.

TODAY - JUST FOR OUR SUPPORTERS GROUP
Our crowd investment campaign is live, for our close supporters like you! We are inviting friends and family in early to support the bar on WeFunder: https://wefunder.com/rikkis.bar.sf (see below for additional information about WeFunder). We are giving you a headstart on investing before the public launch on Friday at 12:00pm to get an early look at the bar branding, concept, and investment terms.

You've supported both of us personally, and now you have an opportunity to help us bring a space prioritizing women's sports to San Francisco and to honor local women's sports community members, like Rikki Streicher.

FRIDAY, AUGUST 30th - PUBLIC LAUNCH
We go public! As you may have heard, we will be launching the Rikki's brand and concept publicly at a back-to-back Women's Sports Takeover watch party at Standard Deviant Brewing. Please, RSVP to our event or share our Instagram event post with anyone who supports women's sports!

- **4:30pm: WNBA's Chicago Sky vs. Indiana Fever.** See the rookie phenoms Angel Reese and Caitlin Clark as they try to power their teams into a playoff position.
- **6:30pm: Between-game Jams from DJ Dash.** Listen to some great tunes during game downtime.
- **7:00pm: Bay FC takes on Portland Thorns.** Come out and support our home team as they fight to get back into playoff contention.

We will have raffles throughout both games giving away merch from Bay FC, the Golden State Valkyries, and our own Rikki's Bar merch!

ABOUT THE WEFUNDER PROCESS
WeFunder is a crowd investment platform that allows everyone to invest in startups, small businesses, and entrepreneurs they believe in. Or as WeFunder puts it, they are like "Kickstarter for investing," and instead of buying a product or making a donation you are making an investment in a company. There are of course risks to investing, so please consider your ability to invest carefully.

Right now, Rikki's is in the "Reservation" stage on WeFunder (see disclaimer below). This means that you are asserting your intent to invest in the business and "reserving" your portion of the total investment goal. After meeting our minimum fundraise goal we will work with WeFunder to file necessary SEC paperwork to move from the Reservation stage to the Investment stage. At this point you will be able to confirm your investment amount and transfer funds. WeFunder has a great FAQ Page with more information about Reservations and a plethora of other topics! And of course, we are happy to try to answer any questions you may have, or connect you to someone at WeFunder who can.

Thank you for your support of women's sports and our mission to bring a community driven women's sports bar to San Francisco.

See you at Rikki's,
Danielle and Sara

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.